1600 West 7th Street
Fort Worth, Texas 76102

May 7, 2015
VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
101 F Street, NE
Washington, D.C. 20549

Re:    Cash America International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 1-9733

Ladies and Gentlemen:

On behalf of Cash America International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. William H. Thompson, Accounting Branch Chief, dated April 28, 2015 (the “Comment Letter”), regarding the Company’s Form 10-K filed March 13, 2015 (the “Form 10-K”). For your convenience, we have repeated each comment in italics prior to the response.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Disclosure, page 48

1.
Please explain to us why you believe disclosure of adjusted earnings from continuing operations, adjusted earnings per share from continuing operations and adjusted EBITDA are not prohibited by paragraph (e)(ii)(A) and (B) of Item 10 of Regulation S-K. In addition, please tell us your consideration of disclosing the manner in which management uses adjusted earnings from continuing operations, adjusted earnings per share from continuing operations and adjusted EBITDA, the economic substance behind management’s decision to use such non-GAAP financial measures, the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures and the manner in which management compensates for the limitations when using the non-GAAP financial measures. Please refer to paragraph (e)(1)(i)(C) of Item 10 of Regulation S-K and Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Company Response:

The Company respectfully submits that it relied on the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures last updated July 8, 2011 (the “2011 Non-GAAP C&DIs”) when preparing its disclosure of adjusted earnings from continuing operations, adjusted earnings per share from continuing operations and adjusted EBITDA (the “Non-GAAP Measures”). It is the Company’s understanding that the 2011 Non-GAAP C&DIs supersede the guidance in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (the “Non-GAAP FAQs”).  Specifically, the Company relied on the guidance found in Question 102.03 of the 2011 Non-GAAP C&DIs when preparing the Adjusted Earnings Measures, which does not require the additional disclosures referenced in Question 8 of the Non-GAAP FAQs and in Comment 1 of the Comment Letter when adjusting generally accepted accounting principles (“GAAP”) measures for recurring items.

Question 102.03 of the 2011 Non-GAAP C&DIs provides that the prohibition found in Item 10(e) for adjusting for non-recurring, infrequent or unusual items is “based on the description of the charge or gain that is being adjusted,” and “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual . . . does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” Thus, the Company believes that it can adjust for the items included in the Adjusted Earnings Measures, even if they are considered non-recurring, infrequent or unusual as long as such items are not improperly described as being non-recurring, infrequent or unusual and respectfully submits that it met the requirements of Item 10(e) of Regulation S-K and Question 102.03 of the 2011 Non-GAAP C&DIs.

Management regularly uses the Non-GAAP Measures to evaluate the performance of the business without the influence of items that are not typical in its day-to-day operations. Management uses the Adjusted Earnings Measures to compare results to its prior period results on an adjusted basis to provide it with a meaningful comparison on a consistently applied basis. In some cases, management uses these Adjusted Earnings Measures in its compensation programs to measure performance relative to its business plan. Management also uses these measures to compare the performance of its business to other businesses, including competitors, and typically sees other businesses and its competitors adjust for similar types of expenses in order to make such comparisons consistent and meaningful. Management believes that a detailed explanation of the nature and origination of such expenses that are included in the Non-GAAP Measures is important to investors, and the Company strives to provide these details and the reconciliation to the nearest GAAP measure in its disclosures to provide more transparency for its investors.

2.
Please tell us your consideration of reconciling non-GAAP financial measures to net income and/or why you believe that income (loss) from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to reports filed on Form 10-Q and Form 8-K.

Company Response:

Item 10(e)(i)(B) requires a reconciliation of non-GAAP measures to the “most directly comparable measure . . . calculated in accordance with GAAP.” While Question 103.01 of the 2011 Non-GAAP C&DIs states that EBITDA should be reconciled to net income, the Commission has also stated, in footnote 26 to Commission Release No. 33-8176 Conditions for Use of Non-GAAP Financial Measures, that it did not deem it appropriate to provide a definition for the “most directly comparable financial measure calculated and presented in accordance with GAAP” because registrants should have the “flexibility to best make the determination as to which is the ‘most directly comparable financial measure calculated and presented in accordance with GAAP.’” The Company respectfully submits that it believes that reconciling the Non-GAAP Measures to net income (loss) from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP.

Following the spin-off of Enova International, Inc. (“Enova”) on November 13, 2014 (the “Enova Spin-off”), the Company reclassified Enova’s financial results to discontinued operations in the Company’s consolidated financial statements for all periods presented. Thus, the Company’s ongoing financial results are reported as continuing operations, and continuing operations are the most relevant portion of the Company’s business following the Enova Spin-off. The Company does not believe that it would be meaningful to investors to reconcile the Non-GAAP Measures to net income because (i) net income includes discontinued operations; (ii) management assesses its operating performance based on net income (loss) from continuing operations; and (iii) management believes that providing the Non-GAAP Measures to investors calculated on the same basis that management uses in its assessment of the Company’s business is more meaningful to investors.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

3. Discontinued Operations, page 95

3.
We note that you retained a 20% interest in Enova subsequent to the spin-off and that you account for such equity interest as available-for-sale securities. Please tell us and disclose in future filings why you do not have the ability to significantly influence the operating or financial policies of Enova. Refer to ASC 323-10-5-3a.2.

Company Response:

The Company does not account for its investment in Enova common stock under the equity method of accounting because the Company does not have the ability to exercise significant influence over the operating or financial policies of Enova, and it does not own 20% or more of the voting stock of Enova. Accounting Standards Codification (“ASC”) 323-10-15-8, Investments-Equity Method and Joint Ventures-Overall-Scope and Scope Exceptions, states that an investment of 20% or more of the voting stock of an investee shall lead to the presumption that, in the absence of predominant evidence to the contrary, an investor has the ability to exercise significant influence over an investee.

The Company does not own 20% of the voting stock of Enova:
As of December 31, 2014, the Company had a 19.99% interest in the common stock of Enova. Moreover, it is important to note that the Company cannot vote any of the shares of Enova that it owns because, in connection with the Enova Spin-off (and as further described below), it has given Enova a proxy to vote its shares in the same proportion as the votes cast by Enova’s other stockholders. Therefore, the Company no longer possesses voting power over any shares of Enova’s common stock and has no influence related to any matters submitted to Enova stockholders.

No significant influence over the operating or financial policies of Enova:
The Company does not have significant influence over the operating and financial policies of Enova. ASC 323-10-15-6 outlines factors to consider when determining if a company has significant influence in an investee, and such factors are addressed below:

Representation on the board of directors - The Company’s Chief Executive Officer, Daniel R. Feehan, serves on Enova’s Board of Directors so that Enova can rely on his industry experience and leverage his relationships with banking and regulatory groups. Mr. Feehan is only one of seven directors, does not serve on any committees of Enova’s Board of Directors and his position as a director is subject to re-election by Enova’s stockholders each year. The Company is not able to influence Mr.Feehan’s future election to Enova’s Board of Directors because it does not have voting power with respect to the shares of Enova that it owns (as discussed below). Thus, Mr. Feehan’s role on Enova’s Board of Directors does not allow him to exercise significant influence over Enova.

In addition, Mr. Feehan has announced that he will only serve as the Company’s Chief Executive Officer until October 31, 2015, after which he will serve as an advisory employee of the Company through April 30, 2020 in the roles of Executive Chairman of the Board of Directors for approximately one year following October 31, 2015 and thereafter as non-executive Chairman of the Board of Directors, subject to his re-election by the Company’s shareholders each year.

Participation in policy-making processes - The Company does not participate in any operating or financial policy discussions with Enova and has no platform to exert influence over the strategy or the operating or financial policies of Enova.

Material intra-entity transactions - The Company provides a limited amount of routine, arms-length transitional accounting services (as described under “Technological Dependency” and for which Enova pays the Company $18,000 per month). In addition, Enova provides certain underwriting support services for the Company’s consumer loan business, and the amounts paid to Enova each month for such services vary but are immaterial to the Company’s results of operations. The Company does not have any other business relationships or inter-company dealings with Enova.

Interchange of managerial personnel - The Company does not share employees or management with Enova.

Technological dependency - The Company has no technological dependence on Enova, and Enova does not have any technological dependence on the Company. The Company has agreed to provide temporary services to Enova with respect to its accounting system until November 2015; however, these services are purchased through a third party, and Enova can readily contract for these services with a third party with no barriers.

Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor) - Because the Company intended to retain approximately 20% of Enova’s outstanding common stock in the Enova Spin-off, the Company requested and received a private letter ruling (“PLR”) from the Internal Revenue Service (the “IRS”) ruling that the retention of the shares of Enova common stock by the Company met the requirements for nontaxable treatment of the Enova Spin-off. In connection with the PLR, the Company agreed to grant a proxy to Enova to vote its shares in the same proportion as the votes cast by Enova’s other stockholders. Therefore, the Company does not have voting rights with respect to the Enova shares that it owns. In addition, in connection with the PLR, the Company has agreed to sell its ownership in Enova within two years, underscoring that this is not a long-term investment of the Company.

In addition, the Company has not provided financial support to Enova since May 2014, when Enova obtained its own independent financing prior to the Enova Spin-off. The Company’s agreement for its line of credit also prohibits the Company from providing financial support to Enova.

Thus, the Company respectfully submits that accounting for its Enova shares as “available-for-sale” is appropriate.

Future disclosure:
In future filings, the Company will disclose, where applicable, the primary reasons it does not have the ability to significantly influence the operating or financial policies of Enova substantially as follows:

“The Company does not have the ability to significantly influence the strategy or the operating or financial policies of Enova. The Company does not share employees or management with Enova and does not participate in any policy-making process of Enova. The Company does not have the right to vote on matters put before Enova stockholders as it has granted Enova a proxy to vote its shares in the same proportion as the other stockholders of Enova on all such matters. The Company has agreed to divest its ownership in Enova within two years following the Enova Spin-off. While the Company’s Chief Executive Officer serves as one of seven members of Enova’s Board of Directors, he does not serve on any committees of Enova’s Board of Directors, and the Company is not able to influence his future election to Enova’s Board of Directors because it does not have voting power with respect to the shares of Enova that it owns. The Company does not have any material business relationships or inter-company dealings with Enova.”

11. Long-Term Debt, page 106

4.
We note that the senior unsecured notes are guaranteed by your subsidiaries and that each subsidiary is 100% owned; the guarantees are full and unconditional; and the guarantees are joint and several. However, since the parent has an investment in Enova common stock, it does not appear that you can omit the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X. Please include the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X or tell us your basis for omitting the condensed consolidating financial information.

Company Response:

Upon the Enova Spin-off and as of December 31, 2014, Cash America International, Inc., which is the parent (“Parent”), had an investment in Enova common stock of 6,596,927 shares. The majority of this investment, or 5,955,249 shares of Enova common stock, was transferred to a guarantor subsidiary of the Company’s $300.0 million in aggregate principal amount of 5.75% Senior Notes due 2018 (the “2018 Senior Notes”) on February 27, 2015. As of the filing of the Form 10-K on March 13, 2015, the Parent had no independent assets or operations, as defined by Rule 3-10(h)(5) of Regulation S-X. In addition, the Parent had no independent assets or operations for any interim or annual period before or since December 31, 2014.

The “Final Rule: Financial Statements and Periodic Reports For Related Issuers and Guarantors” (Commission Release Nos. 33-7878; 34-43124), Section III.A.3.a, states the following with respect to the Commission’s reasons for its requirement for condensed consolidating financial statements for multiple subsidiary guarantors of debt issued by the parent: “We are requiring condensed consolidating financial information because it clearly distinguishes the assets, liabilities, revenues, expenses, and cash flows of the entities that are legally obligated under the indenture from those that are not.” As of December 31, 2014, all of the Company’s subsidiaries were guarantors of the remaining balance of $196.5 million of the 2018 Senior Notes and were legally obligated under the 2018 Senior Notes Indenture. Therefore, the Company believes that the provided disclosure, which is permitted under Rule 3-10(f) of Regulation S-X if the parent of a company does not have any independent assets or operations, included enough detail to give investors the relevant information to determine the entities that are legally obligated under the indenture for the 2018 Senior Notes.

If the Company had provided the condensed consolidating financial information required by Rule 3-10 in the Form 10-K, the assets, liabilities, revenues, expenses, and cash flows for the Parent would have been less than 3% of the Company’s consolidated assets, liabilities, revenues, expenses, and cash flows (other than the Parent’s investment in Enova common stock at December 31, 2014, which the Company disclosed in the Form 10-K); therefore, the Company respectfully submits that the disclosure would not have been meaningful, and there was no material information with respect to these disclosures that was excluded from the Form 10-K.

Closing Statements

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned or J. Curtis Linscott, Executive Vice President, General Counsel and Secretary, at 817-335-1100 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Thomas A. Bessant, Jr.

Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

Cc:    Daniel R. Feehan, Cash America International, Inc.
J. Curtis Linscott, Cash America International, Inc.
Anish Shah, PricewaterhouseCoopers LLP
L. Steven Leshin, Hunton and Williams LLP